Beau Yanoshik

Partner

+1.202.373.6133

beau.yanoshik@morganlewis.com

via EDGAR Correspondence

September 22, 2021

Mr. Matthew Williams

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SSGA Active Trust (the “Registrant”); SEC File Nos. 333-173276 and 811-22542; Post-Effective Amendment No. 172 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 172”)

Dear Mr. Williams:

This letter responds to comments you provided in a telephonic conversation with me on Wednesday, August 4, 2021, with respect to Amendment No. 172. Amendment No. 172 was filed on June 17, 2021 and included disclosure with respect to the SPDR Loomis Sayles Opportunistic Bond ETF (the “Fund”), a series of the Registrant, as set forth in the Prospectus and Statement of Additional Information filed as part of Amendment No. 172.

Summaries of the comments with respect to the Fund, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 172. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 172.

Prospectus

1.

Comment:    Please file responses to the Staff’s comments as correspondence on EDGAR at least five (5) days prior to the effective date of the registration statement in order to give the Staff enough time to adequately review the responses. Once correspondence has filed, please also email a blackline of the prospectus and SAI reflecting changes from the initial filing.

Response:    The Registrant acknowledges the Staff’s comment and will endeavor to file the response letter and provide blacklines in advance of the effective date of the registration statement to provide the Staff time to review the responses.

2.	Comment: Please provide the Fund’s ticker in the 485(b) filing and ensure the ticker code is updated on EDGAR.

Response:    The Registrant confirms the Fund’s ticker will be included in the 485(b) filing and the ticker code will be updated on EDGAR.

3.	Comment: Please present the following sentence included in the “Fees and Expenses of the Fund” section in bold text, consistent with Item 3 of Form N-1A.

You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Response:    Without necessarily agreeing that it is required, the text has been reformatted in bold.

4.	Comment: Please file on EDGAR a completed draft of the Fund’s fee table and example information prior to effectiveness.

Response:    The completed fee and example tables are included in Appendix A to this correspondence.

5.	Comment: Please consider deleting the word “mutual” from the following sentence included in the Example table narrative:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

Response:    The Registrant has removed the word “mutual” from the sentence above.

6.

Comment:    Please revise the second sentence in the Example table narrative to clarify that the Example assumes that investors will either sell or hold their Fund Shares at the end of the periods indicated.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell all of your Fund Shares at the end of those periods.

Response:    The Registrant believes the current disclosure is consistent with Item 3 of Form N-1A and, therefore, has not made the requested change.

7.	Comment: Please consider adding a parenthetical defining contingent convertible securities as “CoCos” in the principal investment strategy.

Response:    The Registrant has revised the disclosure as requested.

8.

Comment:    The Staff notes the inclusion of the following sentence in the principal investment strategy: “The Fund may also invest in derivatives including, but not limited to: futures and forward contracts; swaps (including credit default swaps, total return swaps, interest rate swaps, and index swaps); options and swaptions; interest rate caps, floors and collars; warrants and other rights; and contracts for differences.”

a.	To the extent the Fund invests significantly in a particular type of derivative instrument, please add corresponding principal risk disclosure to Item 4.

b.

To the extent derivatives are counted towards the Fund’s Rule 35d-1 80% investment policy, please include disclosure stating that the derivatives will be valued on a mark to market basis (i.e., at current market price, or for derivatives that trade over the counter, at fair value). The disclosure need not be included in Item 4.

c.	Please revise “including, but not limited to” in the sentence above to be more specific about the derivatives in which the Fund will principally invest.

Response:        a.        The Registrant notes the “Additional Risk Information” section includes risk disclosure related to contracts for difference, forward currency contracts, futures contracts, options, rights or warrants, and swaps. These discussions are intended to supplement and enhance the summary Derivatives Risk discussion, consistent with Items 4 and 9 of Form N-1A. As a result, the Registrant believes the current disclosure is appropriate.

                         b.        The Registrant confirms that the Fund does not intend to use derivatives to meet its Rule 35d-1 80% policy.

                         c.        The Registrant has removed the phase “but not limited to” in the referenced sentence.

9.

Comment:    The Staff notes that the Fund’s principal strategy states it may invest in ETFs. To the extent acquired fund fees and expenses associated with such investments are expected to be greater than 1 bps, please included a line item in the “Annual Fund Operating Expenses” table for Acquired Fund Fees and Expense. Please also disclose in either Item 4 or 9 whether the Fund considers the investments of the underlying ETFs in which it invests when determining compliance with its Rule 35d-1 80% investment policy.

Response:    The Registrant confirms acquired fund fees and expenses are not currently expected to be greater than 1 bps. With respect to compliance with the Fund’s Rule 35d-1 80% investment policy, the Registrant has revised the second sentence of “The Fund’s Principal Investment Strategy” section as follows:

Under normal circumstances, the Sub-Adviser will invest at least 80% of the Fund’s net assets (plus the amount of borrowings for investment purposes), directly, or indirectly through underlying exchange-traded funds (“ETFs”), in debt obligations.

10.

Comment:    With respect to the following sentence included in principal strategy, please clarify who (Adviser, Sub-Adviser or third party) makes the determination as to whether the debt instruments are of comparable quality.

The Fund may invest in debt obligations of any credit quality and may invest up to 100% of its net assets in debt instruments that are rated below investment grade or are unrated but determined to be of comparable quality (commonly known as “high-yield” investments or “junk” bonds).

Response:    The Registrant confirms the Sub-Adviser, Loomis, Sayles & Company, L.P., makes the determination of whether unrated debt instruments are of comparable quality to below investment grade. The Registrant has revised the sentence as follows:

The Fund may invest in debt obligations of any credit quality and may invest up to 100% of its net assets in debt instruments that are rated below investment grade or are unrated but determined by the Sub-Adviser to be of comparable quality (commonly known as “high-yield” investments or “junk” bonds).

11.

Comment:    The Staff notes the Fund’s principal strategy states the Fund may invest up to 60% of its net assets in bank loans. Please explain how this strategy is consistent with the Fund’s policy not to concentrate its investments in a particular industry.

Response:    The Registrant believes the Fund’s ability to invest up to 60% of its net assets in bank loans is consistent with its policy not to concentrate its investments in a particular industry. For purposes of monitoring compliance with the Fund’s concentration policy, the Fund considers the industry of the borrower of the bank loan. The Registrant has included the following in “The Fund’s Principal Investment Strategy” section:

While the Fund looks to the underlying borrower of a bank loan, rather than the bank originating the loan, for purposes of determining the industry concentration of investments, it is possible that under a different interpretation the Fund may be deemed to concentrate its investments in the financial services industries.

12.	Comment: Please revise in plain English the term “market technical” included in the following sentence in the Fund’s principal strategy:

Such evaluation features top-down analysis driven by real-time market data, economic releases, and market technical, coupled with the Sub-Adviser’s quantitative regime identifying models.

Response:    The Registrant has revised the last two paragraphs of “The Fund’s Principal Investment Strategy” section. Please see the response to Comment 13 below.

13.

Comment:    Please revise the Fund’s principal strategy to provide a clear, less technical description of the Sub-Adviser’s quantitative valuation and fundamental research framework for securities selection. Please also include a description of how the Sub-Adviser decides which securities to buy and sell in the “Additional Strategies Information” section, consistent with Item 9(b)(2) of Form N-1A.

Response:    The Registrant has revised the last two paragraphs of “The Fund’s Principal Investment Strategy” section as follows:

The Sub-Adviser determines asset class allocation by evaluating the current stage of the credit cycle and the attractiveness of the various asset classes. Such evaluation features ~~top-down~~ macroeconomic, asset class and industry analysis driven by real-time market data, economic releases, and ~~market technical~~ trading patterns, coupled with the Sub-Adviser’s quantitative ~~regime~~ economic and market cycle identifying models. In selecting securities for the Fund within a specific asset class, the Sub-Adviser utilizes a ~~bottom up~~ security-specific valuation framework driven by the portfolio management team’s daily interaction with the Sub-Adviser’s sector teams integrating quantitative ~~valuation~~ analysis with the Sub-Adviser’s internal fundamental research.

The Sub-Adviser uses a comprehensive risk controlled approach in managing the Fund’s investments~~. These methods~~ to seek to control the principal risk components of the fixed income markets ~~and include consideration of: (i) scenario testing; (ii) portfolio sensitivity; (iii) factor analysis; and (iv) attribution~~. The decision to sell or adjust positions is driven by the relative value of a security, spread, and risk-adjusted return expectations versus current levels. The Sub-Adviser typically sells a security (i) when it is no longer consistent with the Sub-Adviser’s view of market trends; (ii) when it is no longer attractive on a relative value basis, given any inherent risks; or (iii) to control for risk.

14.	Comment: Please disclose in the principal strategy in both Item 4 and 9 that the Fund is non-diversified.

Response:    The Registrant believes the current disclosure is consistent with Item 4(b)(iv) of Form N-1A. Item 4(b)(iv), relating to Principal Risks of Investing in the Fund, states the following: “if applicable, state that the Fund is non-diversified, describe the effect of non-diversification (e.g., disclose that, compared with other funds, the Fund may invest a greater percentage of its assets in a particular issuer), and summarize the risks of investing in a non-diversified fund.” The Registrant believes the discussion of “Non-Diversification Risk” in the “Principal Risks of Investing in the Fund” section addresses Item 4(b)(iv). The Registrant believes that if non-diversification were required to be disclosed in “The Fund’s Principal Investment Strategy” section, it would be addressed in Item 4(a) of Form N-1A relating to Principal Investment Strategies of the Fund.

15.

Comment:    Please revise the “Cash Transaction Risk” discussion to specify that cash redemptions may also cause the Fund to incur brokerage costs that might not have been incurred with in-kind redemptions. Please also disclose that brokerage costs and capital gains could decrease the Fund’s NAV if not offset by an authorized participant paying a transaction fee.

Response:    The Registrant has not made the requested change. The Registrant notes the Fund charges a transaction fee on creation and redemption transactions that is designed to offset the costs of cash transactions. To the extent the transaction fees do not completely offset these costs, the Registrant does not expect the impact on the Fund’s performance will be material and, therefore, does not consider this to be a principal risk of the Fund.

16.

Comment:    The Staff notes that the second sentence in the “Collateralized Debt Obligations Risk” discussion states that collateralized debt obligations are “. . . subject to credit, interest rate, valuation, liquidity, prepayment and extension risks.” Please add corresponding risk disclosure to the Item 4 principal risks section for credit risk, interest rate risk, prepayment risk and extension risk.

Response:    The Registrant notes that summary descriptions of credit risk, interest rate risk, prepayment risk and extension risk are included in the “Debt Securities Risk” and/or “Asset-Backed and Mortgage-Backed Securities Risk” discussions in the “Principal Risks of Investing in the Fund” section. The Registrant has updated the second sentence of the “Collateralized Debt Obligations Risk” discussion in the “Principal Risks of Investing in the Fund” section as follows:

Collateralized debt obligations are generally subject to many of the same risks of investing as debt securities and asset-backed securities, including credit, interest rate, valuation, liquidity, prepayment and extension risks.

17.

Comment:    In the “Liquidity Risk” discussion in the principal risks section, in addition to describing the risks related to specific securities, please also disclose any liquidity risks associated with investing in an ETF. For example, in stressed market conditions, the market for ETF shares could become less liquid.

Response:    The Registrant has revised the “Liquidity Risk” discussion as follows:

Liquidity Risk: Lack of a ready market, stressed market conditions, or restrictions on resale may limit the ability of the Fund to sell a security at an advantageous time or price or at all. Illiquid securities may trade at a discount from comparable, more liquid investments and may be subject to wide fluctuations in market value. If the liquidity of the Fund’s holdings deteriorates, it may lead to differences between the market price of Fund Shares and the net asset value of Fund Shares, and could result in the Fund Shares being less liquid. Illiquidity of the Fund’s holdings may also limit the ability of the Fund to obtain cash to meet redemptions on a timely basis. In addition, the Fund, due to limitations on investments in any illiquid securities and/or the difficulty in purchasing and selling such investments, may be unable to achieve its desired level of exposure to a certain market or sector.

18.

Comment:    If applicable, please disclose in the prospectus that it may take longer than 7 days for the sale of leveraged loans to settle, which means it may take a significant amount of time for the Fund to receive sales proceeds with respect to sales of leveraged loans. If applicable, please also disclose that this may lead to a difference in the market price and NAV of the Fund. Please also explain how the Fund intends to address short term liquidity needs that may arise as a result of the delayed settlement of sales of leveraged loans.

Response:    The Registrant has revised the sentence below, currently included in the “Bank Loan Risk” discussion in the “Principal Risks of Investing in the Fund” section, as noted. To the extent delayed settlement may impact short-term liquidity needs, the Fund may hold additional cash, sell additional investments or temporarily borrow from banks.

The Fund may also experience settlement delays with respect to bank loan trades, resulting in the proceeds from the sale of such loans not being readily available to make additional investments or to meet the Fund’s redemption obligations.

19.

Comment:    The Staff notes that the “Non-U.S. Securities Risk” included in the principal risk section discusses investments in depositary receipts. If depositary receipts are a principal risk of the Fund, please add corresponding disclosure to the Fund’s principal strategy.

Response:    The Registrant confirms depositary receipts are not part of the Fund’s principal investment strategy and has removed the reference from the “Non-U.S. Securities Risk” discussion.

20.	Comment: Please identify supplementally the broad-based securities index the Fund intends to use.

Response:    The Fund currently intends to use the Bloomberg U.S. Aggregate Bond Index as its broad based securities index.

21.	Comment: In the “Portfolio Management” section, please state that the portfolio managers listed are jointly and primarily responsible for the day-to-day management of the Fund.

Response:    The Registrant believes the current disclosure is appropriate and consistent with Item 5 of Form N-1A, which states: “State the name, title, and length of service of the person or persons employed by or associated with the Fund or an investment adviser of the Fund who are primarily responsible for the day-to-day management of the Fund’s portfolio” (emphasis added).

22.

Comment:    The Staff notes that the disclosure in the “Additional Strategies Information” section cross-references the Fund Summary for a more complete discussion. Item 9 disclosure should not cross reference to information included in the Fund Summary and instead should follow the layered approach contemplated by Form N-1A. The summary should be derived from the more detailed discussion of the principal strategies disclosed in Item 9. Please revise in accordance with the requirements of Item 4 and Item 9.

Response:    The Registrant believes the Fund’s current Item 4 disclosure provides an adequate and appropriate summary of the Fund’s principal investment strategies and therefore has not revised either the Item 4 or Item 9 disclosure. The Registrant notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9 with respect to the Fund.

23.	Comment: Please disclose the Fund’s Rule 35d-1 80% investment policy in Item 9 and note that the policy may not be changed without 60 days’ prior notice to shareholders.

Response:    The Registrant has included the following in the “Additional Strategies Information” section:

The Fund, as described in the SAI, has adopted a non-fundamental investment policy to invest at least 80% of its net assets, plus the amount of borrowings for investment purposes, in investments suggested by its name, measured at the time of investment. The Fund will provide shareholders with at least 60 days’ notice prior to any change in this non-fundamental 80% investment policy.

24.

Comment:    The Staff notes that there are risks identified as principal risks of the Fund in the “Additional Risk Information” section that are not included in Item 4. Please add a brief summary for each of these risks in Item 4.

Response:    The risks identified as principal risks in Item 9 that are not included in Item 4 are intended to supplement and enhance the summary Item 4 risks. For example, “Call/Prepayment Risk,” “Credit Risk,” “Extension Risk,” “Interest Rate Risk” and “Reinvestment Risk” discussions under Item 9 are intended to supplement and enhance the summary Item 4 “Debt Securities Risk” and “Collateralized Debt Obligations Risk” discussions. As a result, the Registrant believes the current disclosure is appropriate.

25.

Comment:    The Staff notes the discussion of risks related to COVID-19 in the “Market Risk” discussion in the “Additional Risk Information” section. Please add a brief summary of COVID-19 risk in Item 4.

Response:    The Registrant believes the current Item 4 disclosure, which refers to the potential significant impact the spread of infectious illness may have on the Fund and its investments, is an appropriate summary of the Item 9 disclosure.

26.

Comment:    The principal strategy states that the Fund may invest in affiliated ETFs. As a result, please move the “Conflicts of Interest Risk” discussion currently included in the non-principal risks section to the principal risks section, or supplementally explain why that is not appropriate.

Response:    The Registrant has added the following discussion of Affiliated ETF Risk to the “Principal Risks of Investing in the Fund” section, which it believes addresses the comment.

Affiliated ETF Risk: To the extent the Fund invests in an affiliated underlying ETF, the Fund’s investment performance and risks may be directly related to the investment performance and risks of the affiliated ETF. In addition, the Adviser and/or Sub-Adviser may have an incentive to take into account the effect on an affiliated ETF in which the Fund may invest in determining whether, and under what circumstances, to purchase or sell shares in that affiliated ETF. Although the Adviser and/or Sub-Adviser takes steps to address the conflicts of interest, it is possible that the conflicts could impact the Fund.

27.

Comment:    The “Portfolio Turnover Risk” discussion included in the non-principal risks section states that the Fund “. . . may engage in frequent trading of its portfolio securities.” If the Fund will actively and frequently trade, please state so in the principal strategy and move the “Portfolio Turnover Risk” discussion to the principal risks sections in Item 4 and 9. Please also discuss in the risk disclosure that tax consequences and transaction costs associated with significant portfolio turnover may affect the Fund’s performance.

Response:    The Registrant does not anticipate that the Fund will have a significantly high portfolio turnover rate and, therefore, believes the current placement of the “Portfolio Turnover Risk” discussion is appropriate. In addition, the Registrant believes the current disclosure addresses tax consequences and transaction costs associated with significant portfolio turnover. In particular, the Registrant notes the following two sentences included in the “Portfolio Turnover Risk” discussion:

Fund turnover generally involves a number of direct and indirect costs and expenses to the Fund, including, for example, brokerage commissions, dealer mark-ups and bid/asked spreads, and transaction costs on the sale of securities and reinvestment in other securities. The costs related to increased portfolio turnover may have the effect of reducing the Fund’s investment return, and the sale of securities by the Fund may result in the realization of taxable capital gains, including short-term capital gains.

28.	Comment: In the “Illiquid Securities” discussion in the SAI, please revise the heading and subsequent references to “illiquid investments,” consistent with Rule 22e-4 under the 1940 Act.

Response:    The Registrant has made the requested change.

29.

Comment:    Pursuant to Section 6(a) of Securities Act of 1933, please add the comptroller or principal accounting officer to the signature page of the registration statement. If they are already listed, please indicate the capacity in which they are signing the registration statement.

Response:    Section 6.11 of the Registrant’s Amended and Restated By-Laws states: “The Treasurer shall be the chief financial officer, principal accounting officer, and principal financial officer of the Trust.” For purposes of Section 6(a) of the Securities Act of 1933, Mr. Rosenberg, as the elected Treasurer of the Registrant, is the principal accounting officer of the Registrant, but it is not his title.

30.

Comment:    The Staff notes the following disclosure included in Section III.4 of the Trust’s Declaration of Trust. Please explain how this provision operates in regards to shareholders’ ability to bring claims under state and federal securities laws. For example, can Trustees dismiss a claim or force a claim to arbitration? If so, please disclose this information in an appropriate location in the prospectus or SAI.

Litigation. The Trustees shall have the power to engage in and to prosecute, defend, compromise, abandon, or adjust, by arbitration, or otherwise, any actions, suits, proceedings, disputes, claims, and demands relating to the Trust, and out of the assets of the Trust or any Series thereof to pay or to satisfy any debts, claims or expenses incurred in connection therewith, including those of litigation, and such power shall include, without limitation, the power of the Trustees or any appropriate committee thereof, in the exercise of their or its good faith business judgment, to dismiss any action, suit, proceeding, dispute, claim, or demand, derivative or otherwise, brought by any person, including a Shareholder in its own name or the name of the Trust, whether or not the Trust or any of the Trustees may be named individually therein or the subject matter arises by reason of business for or on behalf of the Trust.

Response:    The Registrant does not believe Section III.4 of the Trust’s Declaration of Trust restricts a shareholder’s ability to bring individual claims under state and federal securities laws. The section is silent on the rights of individual shareholders to bring claims under state and federal securities laws. Consequently, the Registrant has not added any additional disclosure regarding this section.

***************

Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik

Beau Yanoshik

cc:	David Urman, Esq.
W. John McGuire, Esq.

Appendix A

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Fund Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.55%
Distribution and service (12b-1) fees	None
Other expenses[1]	0.00%
Total annual Fund operating expenses	0.55%
[1]	“Other Expenses” are based on estimated amounts for the current fiscal year.

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3
$56	$176